

1623 Tradewinds Lane
Newport Beach, CA, 92660
(866) 737-1413
FAX: (949) 548-7005
rtucker@epiccor.com

January 12, 2015

Mr. John Reynolds
Mr. Ronald E. Alper
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

  Re: RX Healthcare Systems, Ltd.
  Offering Statement on Form 1-A
  Filed December 22, 2014
  Amendment No. 5 to Offering Statement on Form 1-A
  File No. 024-10416

Dear Mr. Alper:

Enclosed please find the following:

1. Six Copies of Fifth Amendment to Form 1-A, one manually signed.
2. Two bluelined copies reflecting the changes made from the earlier filing.
3. A copy of the Fifth Amendment and a blueline copy were mailed to the Edger Filing Desk.

Part II

General

1. We note your response to comment 1 and the statement that "[t]he warrants may be exercised for only cash or the cashless exchange of the Company's securities for other securities of the Company." Please revise to clarify the "other securities of the Company" and the exchange rate(s) that would be used. Please also clarify how exercise of the warrants would result in "a smaller number of shares being exchanged for a larger number of shares underlying the warrants" given that each warrant is exercisable for one share of common.

  Revised last sentences in third paragraph on page 6.   Revised "Warrants" subsection on page 8. Revised third paragraph under subsection "The

Company Can Sell Units For Non-Cash Consideration" on page 9. Revised the last portion of "Warrants" section on page 22. Revised the last of paragraph 7 of "Plan of Distribution" on page 24.

Risk Factors, page 8

The Company Requires Capital for Marketing and Advertising, page 8

2. We note you revised your disclosure to state you have working capital of $132,155 in response to comment 3. Please revise the disclosure to state you have negative working capital or a working capital deficit of $332,155.

   This was corrected on page 8.

Beneficial Ownership, page 20

3. We note your response to comments 6-8. Please revise to disclose the natural person or persons with voting and dispositive control of the shares attributed to R Tucker & Associates, Inc. Additionally, please revise to disclose the total number of shares for which Ronald Tucker and Leticia Tucker have, directly or indirectly, voting and dispositive control. In this regard, it is unclear why their shares and percentage ownership would not include the shares attributed to EPIC and the other entities. Please revise or advise.

   Revised Note 3 on page 20 and Table and Note 1 on page 21.

4. Please also revise to clarify the extent to which the amounts held after the offering are contingent on certain exchanges of shares and amounts sold in the offering. For example, it appears that the amount to be owned by American H&W Corp assumes that all shares are sold and that the company decides to issue 4,000,000 shares as payment for the $1,000,000 AcuFAB license promissory note.

   Revised Note 5 on page 21

Statement of Stockholders' Equity, page 31

5. In your statement of Stockholders' Equity, you include activity that is labelled as stock redeemed 9/30/2014. However, the title of the ending balance in statement is Balance at 9/30/2013. Please revise the title to state Balance at 9/30/2014.

Revised the date as requested on page 31.

Statements of Cash Flows, page 32

6. We note you presented $487,328, $23,107 and $805,185 as adjustments to reconcile net loss to cash provided by operations for years ended 2014, 2013, and from inception, respectively in response to comment 12 of our letter dated December 18, 2014. Please revise to separately disclose the loss on the asset write-off and increase in accrued interest as adjustments to reconcile net loss to net cash provided by operating activities. In addition, remove accrued interest in the non-cash transactions section and revise the disclosed amount for investments in the non-cash transactions section to $155,000. For guidance on non-cash transaction disclosure in the statement of cash flows, refer to ASC 230-10-50-3 through 50-6.

The Statement of Cash Flows has been revised as indicated on page 32.

Respectfully submitted,



Ronald A Tucker